UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2013

Commission File Number: 000-14740

North American Nickel Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 301 260 West Esplanade, North Vancouver, BC Canada V7M 3G7
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1.  North American Nickel Inc. on May 15, 2013 has distributed Exhibits 99.1 to 99.3 [inclusive] to the applicable Canadian securities regulators, all registered shareholders, and intermediaries representing shareholders -
regarding the Annual General Meeting of shareholders to be held June 13, 2013.

2.  North American Nickel Inc. on May 29, 2013 has distributed Exhibits 99.4 to 99.7 [inclusive] to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc.

Date: June 7, 2013	By:	Douglas Ford
	Name:	Douglas Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	2013 Notice of AGM
99.2	2013 Management Information Circular
99.3	2013 AGM Proxy
99.4	2013 Q1 Financial Statements
99.5	2013 Q1 Management Discussion
99.6	CEO Certification of Q1 2013
99.7	CFO Certification of Q1 2013